

Mail Stop 7010

August 25, 2008

Mr. Barry S. Baer
Chief Financial Officer
Ecotality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re:** **Ecotality, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-50983**

Dear Mr. Baer:

We have reviewed your response letter dated August 21, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

----

1. We note your response to our comments issued July 21, 2008 and your proposed revisions to your Form 10-KSB. Your revised disclosures continue to focus almost exclusively on disclosure controls and procedures. You indicate that you evaluated the effectiveness of your disclosures controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by the report and found them to be effective. However, you do not specifically indicate whether you also evaluated the effectiveness of your internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Please revise your proposed disclosure to include a specific statement (if true), that you evaluated the effectiveness of your internal controls over financial reporting and include your effectiveness conclusion as of December 31, 2007.

2. We note that your proposed revisions to your Form 10-KSB indicate that your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **<u>reported</u>** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

       Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

       If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief